RidgeWorth Funds
Form N-SAR Exhibit
March 31, 2016


SUB-ITEM 77M
Mergers

On November 16, 2015, the Registrants Board of Trustees approved a reorganization of the Capital Innovations Global Agri, Timber, Infrastructure Fund (the Target Fund), a series of Investment Managers Series Trust, into the RidgeWorth Capital Innovations Global Resources and Infrastructure Fund (the Acquiring Fund), a series of the Registrant (the Reorganization). At a special meeting held on February 17, 2016, shareholders of the Target
Fund approved an Agreement and Plan of Reorganization providing for (i) the transfer of all of the assets of the Target Fund to the Acquiring Fund in exchange for (a) shares of each class of the Acquiring Fund corresponding to an outstanding class of shares of the Target Fund with an aggregate net asset value (NAV) equal to the aggregate NAV of the corresponding class of shares of the Target Fund, and (b) the Acquiring Funds assumption of all of the liabilities of the Target Fund, followed by (ii) the liquidating distribution by the Target Fund to its shareholders holding each class of its shares of the shares of the corresponding class of the Acquiring Fund in proportion to their respective holdings of shares of the applicable class of the Target Fund. The Reorganization occurred on February 19, 2016. Following the Reorganization, the Target Fund was dissolved.
The Acquiring Fund assumed the performance and accounting history of the Target Fund on the date of the Reorganization.

Exhibits 77Q1 77M(g)

See Agreement and Plan of Reorganization also sent with this document.